BOWHEAD SPECIALTY HOLDINGS INC.
452 Fifth Avenue
New York, New York 10018
June 16, 2025
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Aisha Adegbuyi
Re:      Bowhead Specialty Holdings Inc.
Registration Statement on Form S-3
File No. 333-287860
Dear Ms. Adegbuyi:
Pursuant to Rule 461(a) under the Securities Act of 1933, we respectfully request that the effective date of the registrant's above-referenced Registration Statement on Form S-3 be accelerated by the Securities and Exchange Commission to 4:00 p.m. ET on June 18, 2025, or as soon as practicable thereafter, or at such other time as the registrant or its legal counsel may request by telephone to the staff of the Securities and Exchange Commission.
We request that we be notified of such effectiveness by a telephone call to Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

BOWHEAD SPECIALTY HOLDINGS INC.

By:	/s/ Brand Mulcahey
Name:	Brand Mulcahey
Title:	Chief Financial Officer

cc:    Stephen Sills, Chief Executive Officer, Bowhead Specialty Holdings Inc.
H. Matthew Crusey, General Counsel, Bowhead Specialty Holdings Inc.
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP
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